Exhibit 99.1

SuRo Capital Corp. Will Commence a Modified Dutch Auction Tender Offer

to Repurchase up to 3 Million Shares of its Common Stock

NEW YORK, NY, March 20, 2023 (GLOBE NEWSWIRE) – SuRo Capital Corp. (“SuRo Capital”, the “Company”, “we”, “us”, and “our”) (Nasdaq: SSSS) announced today that it will commence a modified “Dutch Auction” tender offer (the “Tender Offer”) to purchase up to 3 million shares of its common stock at a price per share not less than $3.00 and not greater than $4.50 in $0.10 increments, using available cash.

“As we have consistently demonstrated, SuRo Capital is committed to initiatives that enhance shareholder value, and we believe the market is currently undervaluing our portfolio. Accordingly, on March 17, 2023, our Board of Directors authorized a modified Dutch Auction Tender Offer to purchase up to 3 million shares of our common stock at a price per share between $3.00 and $4.50. Given our stock is trading at a significant discount to net asset value, coupled with the extreme market volatility, we believe the modified Dutch Auction Tender offer to be an efficient and accretive deployment of capital,” said Mark Klein, Chairman and Chief Executive Officer of SuRo Capital.

Modified Dutch Auction Tender Offer

On March 17, 2023, the Company’s Board of Directors authorized a modified “Dutch Auction” tender offer (the “Tender Offer”) to purchase up to 3,000,000 shares of its common stock at a price per share not less than $3.00 and not greater than $4.50 in $0.10 increments, using available cash. The Tender Offer will commence on March 21, 2023 and will expire at 5:00 P.M., Eastern Time, on April 17, 2023, unless extended. If the Tender Offer is fully subscribed, the Company will purchase 3,000,000 shares, or approximately 10.6%, of the Company’s outstanding shares of its common stock. Any shares tendered may be withdrawn prior to expiration of the Tender Offer. Stockholders that do not wish to participate in the Tender Offer do not need to take any action.

Based on the number of shares tendered and the prices specified by the tendering stockholders, the Company will determine the lowest per-share price that will enable it to acquire up to 3,000,000 shares of its common stock. All shares accepted in the Tender Offer will be purchased at the same price even if tendered at a lower price.

The Tender Offer is not contingent upon any minimum number of shares being tendered. The Tender Offer is, however, subject to other conditions, which will be disclosed in the Tender Offer documents. In the future, the Board of Directors may consider additional tender offer(s) or other measures to enhance shareholder value based upon a variety of factors, including the market price of the Company’s common stock and its net asset value.

The Company’s Board of Directors is not making any recommendation to stockholders as to whether to tender or refrain from tendering their shares into the Tender Offer. Stockholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase.

The information agent for the Tender Offer is D.F. King & Co. Inc., and the depositary is American Stock Transfer & Trust Company, LLC. The offer to purchase (the “Offer to Purchase”), a letter of transmittal and related documents will be mailed to registered holders and certain of our beneficial holders. Beneficial holders may alternatively receive the Offer to Purchase and a communication to consult with their bank, broker or custodian, if they wish to tender shares. For questions and information, please contact the information agent. Banks and brokers may call the information agent at (212) 269-5550, and all others may call the information agent toll-free at (800) 848-3409.

Certain Information Regarding the Tender Offer

The information in this press release describing the Company’s Tender Offer is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of the Company’s common stock in the Tender Offer. The Tender Offer is being made only pursuant to the Offer to Purchase and the related materials that the Company will file with the Securities and Exchange Commission, and is distributing to its stockholders, as they may be amended or supplemented. Stockholders should read such Offer to Purchase and related materials carefully and in their entirety because they contain important information, including the various terms and conditions of the Tender Offer. Stockholders of SuRo Capital Corp. may obtain a free copy of the Tender Offer statement on Schedule TO, the Offer to Purchase and other documents that the Company will be filing with the Securities and Exchange Commission from the Securities and Exchange Commission’s website at www.sec.gov. Stockholders may also obtain a copy of these documents, without charge, from D.F. King & Co. Inc., the information agent for the Tender Offer, by calling toll-free at (800) 848-3409. Stockholders are urged to carefully read all of these materials prior to making any decision with respect to the Tender Offer. Stockholders and investors who have questions or need assistance may call D.F. King & Co. Inc.

Forward-Looking Statements

Statements included herein, including statements regarding SuRo Capital's beliefs, expectations, intentions, or strategies for the future, may constitute "forward-looking statements". SuRo Capital cautions you that forward-looking statements are not guarantees of future performance and that actual results or developments may differ materially from those projected or implied in these statements. All forward-looking statements involve a number of risks and uncertainties, including the impact of the COVID-19 pandemic and any market volatility that may be detrimental to our business, our portfolio companies, our industry, and the global economy, that could cause actual results to differ materially from the plans, intentions, and expectations reflected in or suggested by the forward-looking statements. Risk factors, cautionary statements, and other conditions which could cause SuRo Capital's actual results to differ from management's current expectations are contained in SuRo Capital's filings with the Securities and Exchange Commission. SuRo Capital undertakes no obligation to update any forward-looking statement to reflect events or circumstances that may arise after the date of this press release.

About SuRo Capital Corp.

SuRo Capital Corp. (Nasdaq: SSSS) is a publicly traded investment fund that seeks to invest in high-growth, venture-backed private companies. The fund seeks to create a portfolio of high-growth emerging private companies via a repeatable and disciplined investment approach, as well as to provide investors with access to such companies through its publicly traded common stock. SuRo Capital is headquartered in New York, NY and has offices in San Francisco, CA. Connect with the company on Twitter, LinkedIn, and at www.surocap.com.

Contact

SuRo Capital Corp.

(212) 931-6331

IR@surocap.com

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